Mail Stop 4561

February 24, 2009

Jack Rabin
Chief Financial Officer
XFormity Technologies, Inc.
4100 Spring Valley Road
Dallas, TX 75244

> **Re:** **XFormity Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-23391**

Dear Mr. Rabin:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation</u>

<u>Operating Results Excluding Non-cash Share Based Compensation and Interest Charges Applicable to the Beneficial Conversion Feature in the Convertible Debentures</u>

1.   We note your use of non-GAAP measures that excludes share-based compensation and interest charges related to the beneficial conversion feature in

your convertible debentures. Tell us how you considered Question 8 of
Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or
  evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial
  measure as compared to the use of the most directly comparable GAAP
  financial measure;
- the manner in which management compensates for these limitations when
  using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial
  measure provides useful information to investors.

In this regard, we believe you should provide additional disclosures to comply
with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related
FAQ to demonstrate the usefulness of your non-GAAP financial measures,
especially since these measures appear to be used to evaluate performance. Tell
us you intend to comply with the guidance referred to above.

2.   We note your use of the term "pro forma" to describe your non-GAAP measure
that excludes share-based compensation and interest charges related to the
beneficial conversion feature in your convertible debentures (i.e. pro forma net
loss). Please note that it is not appropriate for you to use this term in your since
you have not used that term as contemplated in Regulation S-X. It appears such
disclosures should be referred to as "non-GAAP" and not "pro forma." Pro forma
has a different meaning as defined by generally accepted accounting principles
and SEC rules that is significantly different than your presentation. Refer to
footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial
Measure.

Report of Independent Registered Public Accounting Firm

3.   We note you included the consent of your former independent registered public
accounting firm, Virchow, Krause & Company, LLP (Virchow), with respect to
your financial statements as of and for the year ended June 30, 2007. Please
amend your Form 10-K to eliminate the consent and include the signed audit
opinion of Virchow in accordance with Article 2-02 of Regulation S-X.

Item 9A. Controls and Procedures

4.   It does not appear that your management has performed its assessment of internal
control over financial reporting as of June 30, 2008. Since you were required to

file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;
- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and
- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the Company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief